VIA EDGAR

    January 27, 2017

Re:     Acceleration Request for Invitation Homes Inc.

           Registration Statement on Form S-11 (File No. 333-215452)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Rahul K. Patel, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Invitation Homes Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on January 31, 2017, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie